REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of FE Battery Metals Corp. (formerly First Energy Metals Limited),

Opinion on the Financial Statements
We have audited the accompanying financial statements of First Energy Metals Limited (the “Company”), which comprise the statements of financial position as at March 31, 2023 and 2022 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2023 and 2022 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current assets are not sufficient to finance its operations and administrative expenses. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Exploration and Evaluation Assets - Assessment of Whether Indicators of Impairment Exist
As described in Note 6 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 2(d) to the financial statements explains that the Company capitalizes acquisition costs incurred in acquiring these exploration and evaluation assets. At the end of each reporting period, as discussed in Note 3(c), the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 - Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are: (i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) testing management’s process for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

Going Concern
The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 28, 2023

We have served as the Company’s auditor since 2017.